April 5, 2013

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Susan Block, Attorney-Advisor

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (Registration No. 333-186947) of KNOT Offshore Partners LP, a Marshall Islands limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of KNOT Offshore Partners LP’s proposed initial public offering of up to 8,567,500 common units representing limited partner interests, we hereby join KNOT Offshore Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on April 9, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of KNOT Offshore Partners LP’s, dated April 1, 2013, through the date hereof:

Preliminary Prospectus dated April 1, 2013

3,809 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[The remainder of this page is intentionally left blank.]

Very truly yours,

MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jenny Zou
	Name:	Jenny Zou
	Title:	Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER